PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED DECEMBER 16, 1997)         of the Securities Act of 1933
                                                (File No. 333-41511)



                                1,244,147 SHARES

                         BAY APARTMENT COMMUNITIES, INC


                                  COMMON STOCK


                      ------------------------------------


     All of the shares of common stock offered hereby (the "Shares") are being sold by Bay Apartment Communities, Inc. (the "Company"). The outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), are, and the Shares will be, listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PCX") under the symbol "BYA." On April 23, 1998, the reported last sale price of the Common Stock on the NYSE was $37.375 per share.

                      ------------------------------------

   SEE "RISK FACTORS" COMMENCING ON PAGE S-2 FOR A DISCUSSION OF CERTAIN RISK
                FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.

                      ------------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
            OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------


     The Underwriter has agreed to purchase the Shares from the Company at a price of $35.4128 per share, resulting in aggregate proceeds to the Company of $44,058,729 before payment of expenses by the Company estimated at $50,000, subject to the terms and conditions in the Underwriting Agreement. The Underwriter intends to deposit the Shares, valued at the reported last sale price on the NYSE, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio Unit Investment Trust (a Unit Investment Trust) (the "Trust") in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust on April 23, 1998 was $37.375 per share. If all of the Shares so deposited with the trustee of the Trust are valued at their reported last sale price on the NYSE on April 23, 1998, the aggregate underwriting commission would be $2,441,265. See "Underwriting."

     The Shares offered hereby are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter and subject to approval of certain legal matters by Davis Polk & Wardwell and O'Melveny & Myers LLP, counsel for the Underwriter. The Underwriter reserves the right to reject orders in whole or in part. It is expected that delivery of the Shares offered hereby will be made against payment therefor in New York, New York on or about April 29, 1998.


                      ------------------------------------

                               MERRILL LYNCH & CO.

                      ------------------------------------


            The date of this Prospectus Supplement is April 23, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO
STABILIZE ITS MARKET PRICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                      ------------------------------------


     Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to Bay Apartment Communities, Inc. and its subsidiaries on a consolidated basis. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed below in the section entitled "Risk Factors." The Company cautions the reader, however, that this list may not be exhaustive.


                                   THE COMPANY

     The Company is a self-administered and self-managed real estate investment trust ("REIT") that currently owns, or holds substantially all of the ownership interests in, and manages 59 apartment communities (the "Communities") containing 16,741 apartment homes, including homes delivered at Toscana, a partially developed Community. A substantial majority of the Communities, 37 out of 59, are located in Northern California (principally in the San Francisco Bay
Area). In addition to the Communities, the Company owns five land sites on which it is building five communities (the "Current Development Communities"), which will contain an aggregate of approximately 1,216 apartment homes, including the remaining apartment homes under construction at Toscana. The Company owns two additional land sites in the San Francisco Bay Area for future development.

     The Company was incorporated under the laws of the State of California in 1978 and was reincorporated in the State of Maryland in July 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129 and its telephone number is (408) 983-1500.


                                  RISK FACTORS

     An investment in the Shares involves various risks. In addition to general investment risks and those factors set forth elsewhere herein, prospective investors should consider, among other things, the following risk factors.

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or redevelopment and could prevent the Company from making expected distributions to stockholders. See "-- Real Estate Investment Risks."

     For new development communities, the Company's goal, on average, is to achieve projected earnings before interest, income taxes, depreciation and amortization ("EBITDA") as a percentage of total budgeted construction



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cost of approximately 10%. Projected EBITDA as a percentage of total budgeted construction cost represents EBITDA projected to be received in the first calendar year after a community reaches stabilized occupancy (i.e., the first month when the community has a weighted average physical occupancy of at least 95%), based on current market rents, less projected stabilized property operating and maintenance expenses, before interest, income taxes, depreciation and amortization. Total budgeted construction cost is based on current construction costs, including interest capitalized during the construction period. Market rents and construction costs reflect those prevailing in the community's market at the time the Company's development budgets are prepared while taking into consideration certain changes to those market conditions anticipated by the Company at the time. Although the Company attempts to anticipate changes in market conditions, the Company cannot predict with certainty what those changes will be. For example, upon the acquisition of the Toscana land site in May 1996, the Company estimated that the total budgeted construction cost for this Current Development Community would be $95.7 million. Since that time, construction costs have been increasing and management believes that the total construction cost for this development will be higher than the original budget. Nonetheless, because of increases in prevailing market rents management believes that it will still be able to achieve projected EBITDA as a percentage of total budgeted construction cost of at least 10%. Management believes that it will experience similar increases in construction costs and market rents with respect to the CentreMark and Paseo Alameda Current Development Communities. However, there can be no assurances that market rents in effect at the time the Current Development Communities are leased-up will be sufficient to offset the effects of any increased construction costs.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

     As described above, construction costs are increasing and the cost to redevelop Communities that have been acquired has, in some cases, exceeded management's original estimates. Management believes that it may experience similar increases in the future. There can be no assurances that the Company will be able to charge rents upon completing the redevelopment of the Communities that will be sufficient to fully offset the effects of any increases in construction costs.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation in one or more of the Company's target markets



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might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities in the markets where the Company owns Communities and may be enacted in the future in the jurisdictions in which one or more communities are located or may be acquired; if enacted, compliance with these laws may prevent the Company from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its desired yields on the Communities and to make expected distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

     Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home markets. The number of competitive residential properties in a particular area could have a material adverse effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company, thereby putting the Company at a competitive disadvantage.

     Affordable Housing Laws or Restrictions. A number of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. The Company must comply with these restrictions as a condition to obtaining tax-exempt financing for these Communities. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA

     Although the Company may expand further outside of Northern California, and intends to make additional selective acquisitions in Southern California, the State of Washington and the State of Oregon from time to time, currently a substantial majority of the Communities are located in Northern California (primarily in the San Francisco Bay Area), where the Company has most of its acquisition, development, redevelopment, construction, reconstruction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make expected distributions to stockholders. Similarly, a decline in demand for discretionary consumer goods and leisure travel, as well as heightened competition in high technology industries, could have an adverse impact upon Northern California. Reductions in the level of government spending in the defense industry may also have an impact upon employment and demand for residential real estate in the Company's markets.

NEW MARKETS

     In 1996, the Company expanded beyond Northern California and has since acquired 19 Communities located in Southern California (including Orange, Los Angeles and San Diego Counties), two Communities located in the State of Washington and one Community in Oregon. The Company has also agreed to purchase a 264 apartment home community in Redmond, Washington. The proposed acquisition will not be consummated until 90 days after construction has been completed and the community is 90% occupied by residents. Construction at this community has recently been completed and the community is currently 90% occupied, and the proposed acquisition is expected to close during the second quarter of 1998. The Company also intends to make other selective acquisitions in these markets from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those



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markets may not assist the Company in its new markets. In such event, the
Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to obtain land for development and to identify property acquisition opportunities,
(iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental and permitting procedures.

NATURAL DISASTERS

     Many of the Communities are located in the general vicinity of active earthquake faults. In June 1997, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 41 Communities owned at that time and Toscana, a Current Development Community, individually and for all of such Communities and Toscana combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period. The engineers then established an aggregate PML at that time of $63.8 million for the 41 Communities owned at that time and Toscana. The $63.8 million PML for those Communities was a PML level that the engineers expected to be exceeded only 10% of the time in the event of such a severe earthquake. The actual aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. For each Community, the engineers' analysis calculated an individual PML as a percentage of the Community's replacement cost and projected revenue. Two of the Communities had individual PMLs of 30%, while seven Communities had PMLs of 25%, and the remaining 32 Communities owned at such time and Toscana each had PMLs of 20% or less. The Company has obtained an individual PML assessment for each of the seventeen Communities acquired since June 1997. One Community had an individual PML of 50%, one had an individual PML of 30%, three had individual PMLs of 24%, one had an individual PML of 21%, and the remaining 11 Communities had individual PMLs of 20% or less. While the Company has not yet obtained an engineers' analysis establishing an aggregate PML for all of the Communities on a combined basis, the Company currently intends to do so in the future on an annual basis in order to assist it in evaluating appropriate levels of insurance coverage. No assurance can be given that an earthquake would not cause damage or losses greater than the PML assessments indicate, that future PML levels will not be higher than the current PML levels for the Communities, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or losses than currently indicated.

     In July 1997, the Company renewed its earthquake insurance, both for physical damage and lost revenue, with respect to the 41 Communities then owned and Toscana. In addition, the seventeen Communities acquired subsequent to June 1997 are included under the Company's earthquake insurance policy. For any single occurrence, the Company self-insures the first $25 million of loss, and has in place $35 million of coverage above this amount. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenue from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

     Risks Relating to the Credit Enhancement. As of December 31, 1997, the Company was obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $223.5 million on 12 Communities (Waterford, Villa Mariposa, Fairway Glen, Foxchase, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, CountryBrook and Larkspur Canyon). Principal and interest payments due to holders of the Bonds are secured by a first deed of trust on the Community associated with the respective Bond issue.

     Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa (the "1994 Bonds") are guaranteed by an insurance policy (the "FGIC Credit Enhancement")



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issued by Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit
Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights and Larkspur Canyon are supported by a 30-year credit enhancement, expiring June 15, 2025 (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements"), provided by the Federal National Mortgage Association ("FNMA"). The Bonds financing CountryBrook are also supported by a credit enhancement provided by FNMA through April 1, 2002.

     Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations or covenants would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber 11 of the 12 Bond-financed Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 19 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to some of the funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make expected distributions to stockholders, including distributions required to maintain its REIT status. See "Certain Federal Income Tax Considerations."

     Bond Compliance Requirements. The 12 Bond-financed Communities are subject to deed restrictions or restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified Bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek, City Heights and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities have imposed rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements or, in some cases, the Company does not comply with the rent limitations, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

     Risk of Rising Interest Rates. As of December 31, 1997, the Company had variable rate indebtedness aggregating approximately $427.9 million, consisting of $203.7 million of tax-exempt financing and $224.2 million of borrowings under the Company's $350 million unsecured line of credit from Union Bank of Switzerland and other participating banks (the "Unsecured Credit Facility"). All of the Company's $203.7 million of variable rate tax-exempt financing had been fixed through interest rate swap agreements, of which an aggregate of $87.4 million had been fixed at an all-inclusive interest rate of 5.88% until March 2004, an aggregate of $88.0 million had been fixed at an all-inclusive interest rate of 6.48% until June 2010, $20.7 million had been fixed at an all-inclusive interest rate of 5.80% until July 2007 and $7.6 million had been fixed at an all-inclusive interest rate of 5.50% until September 2002. Subsequent to December 31, 1997, the Company assumed $10.4 million of variable rate tax-exempt bonds in connection with the acquisition of the Laguna Brisas Community. These bonds mature in March 2009 and have a current all-in interest rate of 5.37%. Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to reduce exposure to interest rate increases on such debt.




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POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs.

     The Company is not aware that any ACMs were used in connection with the construction of the Communities developed by the Company, all of which were constructed after 1983. The Company is aware that ACMs were used in connection with the construction of the following Communities acquired by the Company:
Regatta Bay, Sea Ridge, Village Square, Parc Centre, Sunset Towers, Mill Creek, Crowne Ridge, Lafayette Place, SummerWalk, TimberWood, SunScape, The Arbors (formerly Cardiff Gardens), Mission Woods, Cedar Ridge, The Park, Lakeside, Creekside, Governor's Square, Viewpointe, Mission Bay Club, Westwood Club, Pacifica Club, Warner Oaks, Amberway, Arbor Park and Cabrillo Square. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at these Communities. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities.

     All of the Communities, and all of the Current Development Communities, have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing) completed by an independent environmental consultant. These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, two Current Development Communities are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the Current Development Communities, Toscana, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another Current Development Community, Paseo Alameda, required underground storage tank removal and other environmental cleanup. The Company is also aware that certain of the Communities have lead paint and the Company is undertaking or intends to undertake appropriate remediation or management activity. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. Furthermore, prior to March 17, 1994, the date of the Company's initial public offering, the Company had been occasionally involved in developing, managing, leasing and operating various properties for third parties and may be considered an operator of such properties and, therefore, potentially liable for removal or remediation costs or other potential costs which could relate to hazardous or toxic substances. The Company is not aware of any environmental liabilities with respect to properties it has managed or developed for such third parties. However, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability, or (ii) the current environmental condition of the Communities or the Current Development Communities will not be affected by the condition of land or operations in the vicinity of such communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

RISK FACTORS RELATING TO THE PROPOSED MERGER WITH AVALON PROPERTIES, INC.

     On March 9, 1998, the Company announced that it had signed a definitive merger agreement (the "Merger Agreement") with Avalon Properties, Inc. ("Avalon"), pursuant to which Avalon will be merged with and into the Company, with the Company as the surviving entity (the "Merger"). See "Recent Developments." Following consummation of the Merger, the Company's actual results could differ materially from those set forth in the



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forward-looking statements contained in this Prospectus Supplement. In addition to general investment risks and those factors set forth elsewhere herein, prospective investors should consider, among other things, the following risk factors relating to the proposed Merger, although the Company cautions the reader that this list may not be exhaustive.

     Failure to Manage Rapid Growth and Integrate Operations Following the Merger. Based upon the respective portfolios of the Company and Avalon as of March 8, 1998, after giving effect to the Merger, the Company will own 140 apartment communities with 40,506 apartment homes, which would represent an increase in the Company's apartment homes portfolio of over 22,500 apartment homes. The integration of departments, systems, operating procedures and information technology of the Company and Avalon, as well as future acquisitions and developments, which will involve a substantial number of new management and operations personnel, present a significant management challenge, and any failure to successfully integrate such systems and procedures into one operating philosophy could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurance that the Company will be able to integrate and manage these operations effectively or maintain or improve its historical financial performance.

     Possibility that the Expected Benefits of the Merger Will Not Be Realized. Based on anticipated savings in expenses and other factors, the Merger is anticipated to have an accretive (rather than a dilutive) effect on the Company's Funds from Operations ("FFO") per share on a pro forma basis for the second half of fiscal year 1998. The Merger also is expected to have an accretive effect on FFO for future periods. However, no assurance can be given that the anticipated accretive effect on FFO and expense reductions will be realized or that unanticipated costs will not arise as a result of the Merger. For example, although we believe that we have reasonably estimated the likely costs of integrating the operations of the Company and Avalon, as well as the incremental costs of operating as a combined company, it is possible that unexpected transaction costs (such as transfer taxes, consent fees or professional expenses) or unexpected future operating expenses (such as increased personnel costs, increased property taxes or increased travel expenses) could have a material adverse effect on the results of operations and financial condition of the Company. If the expected savings are not realized or unexpected costs are incurred, the Merger could have a significant dilutive effect on the Company's FFO per share.

     Inability to Continue External Growth Rate. Following the consummation of the Merger, the Company will have an asset base of approximately $3.4 billion, which is significantly larger than either the Company's or Avalon's respective management teams have managed in the past. This should make it possible for the Company to access capital for its acquisitions and developments on more favorable terms. However, the Company may be forced to temporarily limit its acquisition, development and reconstruction activities as it attempts to integrate the two companies' operations. Therefore, there can be no assurances that the Company's external growth rate following consummation of the Merger will equal or exceed its external growth rate for prior periods.

     Substantial Expenses Related to the Merger. The Company has incurred substantial expenses in connection with the Merger, and cannot provide any assurance that the Merger will be completed. In addition, in the event the Merger Agreement is terminated for certain reasons or certain other events occur under the Merger Agreement, the Merger Agreement provides that termination expenses of up to $10 million may be payable by the Company. If the Merger is not completed, these expenses and termination fees could have a material adverse impact on the ability of the Company to pay future distributions to stockholders.

     Development and Acquisition Risks. Following consummation of the Merger, the Company intends to continue to pursue the development and construction of apartment home communities in accordance with an integrated development and underwriting policy derived from the respective strengths of the Company and Avalon. In addition to the inherent risk of unsuccessfully integrating the development and construction policies of the Company with those of Avalon, those risks associated with the Company's development and construction identified above may also be associated with the Company following consummation of the Merger. See "--Development and Acquisition Risks" and "-- Real Estate Investment Risks."

     New Markets. Like the Company, Avalon has expanded its ownership and operations of apartment communities into new markets in recent years, including certain Midwest and Pacific Northwest markets. Following consummation of the Merger, the Company intends to make other selective acquisitions in these markets from time to time, and may also make other selected acquisitions in markets outside of the Company's and Avalon's current market areas if appropriate opportunities arise. The Company's expertise in its and Avalon's historical markets may not assist it in its expansion into new markets following consummation of the Merger, and accordingly, the Company may be exposed to certain risks more fully detailed above. See "--New Markets."

     Dependence on Primary Markets. The Company's performance will be dependent upon economic conditions in its and Avalon's historical markets. A decline in the economy in one or more of these markets, or in the United States generally, may adversely affect the Company's operating results and its ability to make expected distributions to stockholders.

     Portfolio Acquisition Risks. The Company has increasingly emphasized, and following consummation of the Merger intends to continue to emphasize, acquisitions of multiple apartment communities in single transactions in order to reduce acquisition expenses per apartment community and to enable the Company to gain a critical mass of assets that provides operating leverage. However, portfolio acquisitions are more complex than single-property acquisitions, and the risk that a multiple-property acquisition will not close may be greater than in a single-property acquisition. In addition, the Company's costs for a portfolio acquisition that does not close are generally greater than for a single property acquisition that does not close. If the Company fails to close portfolio acquisitions, its ability to increase its FFO will be limited and a charge to earnings for costs related to the failed acquisition may occur.

     Portfolio acquisitions may also result in the Company owning apartment communities in geographically dispersed markets that are geographically removed from the Company's or Avalon's principal markets. This geographic diversity will place additional demands on the Company's ability to manage such operations.

     Another risk associated with portfolio acquisitions is that a seller may require that a group of apartment communities be purchased as a package, even though one or more of the apartment communities in the portfolio does not meet the Company's investment criteria. In such cases, the Company may attempt to make a joint bid with another buyer, or the Company may purchase a portfolio of apartment communities with the intent to subsequently dispose of those which do not meet its criteria. In the case of joint bids, however, it is possible that the other buyer may default in its obligations, which increases the risk that the acquisition may not close, with the adverse consequences described above. In cases where the Company intends to dispose of apartment communities it does not wish to own, there can be no assurance as to how quickly it could sell or exchange such apartment communities or the terms on which they could be sold or exchanged. In addition, any gains on the sale of such apartment communities within four years of the date of acquisition could be subject to a 100% tax.

     Inclement Weather. The concentration of Avalon's communities in the Northeast and Midwest will expose the Company to risks associated with inclement weather following consummation of the Merger. For example, unusually harsh winters may result in increased costs in the Northeast and Midwest markets due to such factors as the removal of snow and ice, as well as delays in the construction or development of apartment communities. In addition, such inclement weather could increase the need for maintenance and repairs on the communities.

     Federal Income Tax Risks - Failure to Qualify as a REIT. It is intended that, following consummation of the Merger, the Company will continue to operate in a manner so that it will continue to qualify as a REIT. No assurance can be given that the Company or Avalon qualifies as a REIT or that the Company will remain qualified as a REIT following the Merger. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the companies' control. Failure of either the Company or Avalon to have qualified as a REIT prior to the Merger could also disqualify the Company as a REIT following consummation of the Merger and/or subject it to significant tax liabilities.

     If the Company fails to qualify as a REIT, it will be subject to federal income tax at regular corporate rates. In this event, the Company could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

     Shareholder Rights Agreement Could Inhibit Changes in Control. The Company has adopted a shareholder rights agreement (the "Rights Agreement"). The Company will continue to have the Rights Agreement following consummation of the Merger. Under the terms of the Rights Agreement, in general, if a person or group (an "Acquiring Person") acquires more than 10% of the outstanding shares of the Company's Common Stock, then all other stockholders will have the right to purchase securities from the Company at a discount to those securities, thus causing substantial dilution to the Acquiring Person. The Rights Agreement may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely effect the stockholders' ability to realize a premium over the then-prevailing market price for the Common Stock in connection with such a transaction. Following the Merger, the Board of Directors of the Company can prevent the Rights Agreement from operating in the event the Board approves of an Acquiring Person. Therefore, the Rights Agreement gives the Board of Directors significant discretion over whether a potential acquiror's efforts to acquire a large interest in the Company will be successful.

                               RECENT DEVELOPMENTS

     On March 9, 1998, the Company announced that it had signed the Merger Agreement with Avalon. Under the terms of the Merger Agreement, Avalon will be merged with and into the Company, with the Company being the surviving entity and renamed Avalon Bay Communities, Inc., through an exchange of shares in which the Avalon common stockholders will receive 0.7683 of a share of the Company's Common Stock for each share of Avalon common stock they own. Avalon preferred stockholders will receive comparable preferred shares of the Company as a result of the Merger. The Merger, which has been unanimously approved by the board of directors of both companies and is expected to close in June 1998, is intended to qualify as a tax-free transaction and will be accounted for as a purchase of Avalon by the Company. The Merger is subject to the approval of the stockholders of both companies and other customary closing conditions. In connection with the execution of the Merger Agreement, the Company and Avalon each issued to the other an option to buy 19.9% of its outstanding common stock under certain circumstances. Following consummation of the Merger, the Company will be governed by a twelve-member Board of Directors, six of whom will be from the Company's Board of Directors and six of whom will be from Avalon's Board of Directors. Nine of the twelve Board members will not be employees of the Company.

     The Board of Directors of the Company also has adopted the Rights Agreement. In connection with the adoption of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock to stockholders of record as of the close of business on March 10, 1998 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth (1/1000th) of a share of Series E Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company, at a cash exercise price of $160.00 per Unit, subject to adjustment. Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, or issued subsequent to, the Record Date. Under the Rights Agreement, the Rights generally become exercisable if a person becomes an Acquiring Person by acquiring 10% or more of the Common Stock or if a person commences a tender offer that would result in that person owning 10% or more of the Common Stock.

     In the case of certain stockholders of the Company who beneficially owned 10% or more of the outstanding shares of Common Stock as of March 9, 1998 (such stockholders are referred to in the Rights Agreement as "grandfathered persons"), the Rights generally will be distributed only if any such stockholder acquires or proposes to acquire additional shares of Common Stock. In addition, a "grandfathered person" generally will become an Acquiring Person only if such person acquires additional shares of Common Stock. See "Risk Factors--Risks Relating to the Proposed Merger with Avalon Properties, Inc."


                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,244,147 shares of Common Stock pursuant to this Prospectus Supplement are estimated at approximately $44,008,729. The Company will use the net proceeds from this Offering to reduce borrowings under its Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed to fund the acquisition of the Amberway, Arbor Park, Laguna Brisas and Cabrillo Square Communities and one land site in San Jose, California. The Unsecured Credit Facility bears interest at the London Interbank Offered Rate (based on a maturity selected by the Company) plus 0.90% per annum (6.46% per annum as of March 31, 1998) and matures in May 2000.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement of even date herewith (the "Underwriting Agreement"), between Merrill Lynch & Co. (the "Underwriter") and the Company, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 1,244,147 shares of Common Stock at the offering price less the underwriting discounts set forth on the cover page of this Prospectus Supplement. Pursuant to the terms and conditions of the Underwriting Agreement, the Underwriter is obligated to purchase all of the shares of Common Stock if any are purchased.

     The Underwriter intends to deposit the Shares offered hereby with the trustee of the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, for which the Underwriter acts as sponsor and depositor, in exchange for units in the Trust. If all of the shares of Common Stock so deposited with the trustee of the Trust are valued at their reported last sale price on April 23, 1998, the aggregate underwriting commission would be $2,441,265. The Underwriter is an affiliate of the Trust.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriter creates a short position in the Common Stock in connection with the offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Common Stock is listed on the NYSE and the PCX under the symbol "BYA". The Company has applied for listing of the Shares offered herein with the NYSE and the PCX.


                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to the offering are being passed upon for the Underwriter by Davis Polk & Wardwell, New York, New York, and O'Melveny & Myers LLP, San Francisco, California.

================================================================================

     No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus Supplement or the accompanying Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any of the Securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement nor the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.



                           ---------------------------


                              TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
                            PROSPECTUS SUPPLEMENT
The Company............................................................  S-2
Risk Factors...........................................................  S-2
Recent Developments.................................................... S-10
Use of Proceeds........................................................ S-10
Underwriting........................................................... S-11
Legal Matters.......................................................... S-11

                                  PROSPECTUS

Available Information..................................................    2
Incorporation of Certain Documents by
  Reference............................................................    2
The Company............................................................    3
Use of Proceeds........................................................    3
Ratios of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends........................................    4
Description of Debt Securities.........................................    4
Description of Preferred Stock.........................................   18
Description of Common Stock............................................   24
Restrictions on Transfers of Capital Stock.............................   25
Federal Income Tax Considerations......................................   26
Plan of Distribution...................................................   27
Legal Matters..........................................................   29
Experts................................................................   29


================================================================================

================================================================================


                                1,244,147 SHARES




                                  BAY APARTMENT
                                COMMUNITIES, INC.




                                  COMMON STOCK




                                -----------------

                              PROSPECTUS SUPPLEMENT

                                -----------------




                               MERRILL LYNCH & CO.




                                 APRIL 23, 1998


================================================================================